Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

October 5, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aamira Chaudhry

Joel Parker

Stacey Peikin

Lilyanna Peyser

Re:	Udemy, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted September 20, 2021

File No. 377-04928

Ladies and Gentlemen:

On behalf of our client, Udemy, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 29, 2021, relating to the above referenced Amendment No. 3 to Draft Registration Statement on Form S-1 submitted to the Commission on September 20, 2021 (“Amendment No. 3”). The Company is concurrently publicly filing via EDGAR a revised Registration Statement on Form S-1 (the “Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 3 submitted on September 20, 2021), all page references herein correspond to the page of the Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

October 5, 2021

Draft Registration Statement on Form S-1 Submitted September 20, 2021

General

1.

We note on pages 24 and II-2 that in August 2021, you announced your acquisition of CUX (d/b/a CorpU), an online leadership development platform. In appropriate places, disclose the material terms of this acquisition and any related material risks to investors. File the agreement related to the acquisition as an exhibit or tell us why you believe it should not be filed.

The Company acknowledges the Staff’s comment and has updated its disclosure to reference the CorpU acquisition on page 25 of the Registration Statement.

In addition, the Company respectfully advises the Staff that it has not included additional details regarding the acquisition because it has determined that the agreement and plan of merger relating to the Company’s acquisition of CorpU (the “Merger Agreement”) is not material to the Company and does not qualify as a “material plan of acquisition” within the meaning of Item 601(b)(2) of Regulation S-K. Further, while the Company’s acquisition of businesses and technologies that are complementary to its platform is an important part of the Company’s broader business strategy, the CorpU transaction does not qualify as an acquisition of a significant business under Rule 3-05 of Regulation S-X when applying any of the tests established by Rule 1-02(w) thereunder. The Company also notes that its limited remaining obligations under the Merger Agreement are immaterial to the Company’s business.

Risk Factors

We may need to change our pricing model, page 20

2.

We note that in August 2021, a putative class action complaint was filed against you alleging violations of California’s unfair competition and false advertising statutes as well as the California Consumer Legal Remedies Act in connection with your pricing practices. Please briefly discuss the nature of the pricing practices that are alleged violations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 110 of the Registration Statement.

Management’s discussion and analysis of financial condition and results of operations

Key business metrics

Udemy Business Net Dollar Retention Rate, page 70

3.

You state that total ARR at the end of a trailing twelve-month period is calculated as ARR at the beginning of a trailing twelve-month period that is then adjusted for upsells, downsells, and churns for the same cohort of customers during that period. In the paragraph above you state that ARR represents the annualized value of your UB customer contracts on the last day of a given period. Please clarify how you calculate ARR.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the Registration Statement.

U.S. Securities and Exchange Commission

October 5, 2021

Our Solution, page 101

4.	Please discuss the promotional pricing program mentioned in the first paragraph on page 104.

In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Registration Statement.

Our Solution, page 101

5.

We note the disclosure on page 102 that companies “such as Citi, Jaguar Land Rover, Tata, Booz Allen Hamilton, PayPal, Box, Sapient, and Eventbrite trust UB to help them achieve their learning and development plans.” Disclose whether these companies are current customers. Supplementally advise the Staff as to whether the Company has sought permission from each of these companies to disclose the client relationship. Please also tell us the circumstances under which the Booz Allen Hamilton case study was developed and included in the prospectus, including whether either you or Booz Allen Hamilton were compensated, and whether you sought permission from Booz Allen Hamilton to include the case study.

The Company advises the Staff that each of the companies identified on page 100 of Amendment No. 3 is a current UB customer and the Company has revised its disclosure on page 100 of the Registration Statement to further clarify this point. Additionally, each of these companies have given the Company permission to disclose their client relationship in the Registration Statement.

The Company further advises the Staff that the Company prepared the Booz Allen Hamilton case study based on both proprietary and publicly available data and included the case study in the Registration Statement to provide investors with a helpful illustration of the impact that the Company’s UB offering has on its customers. Neither the Company nor Booz Allen Hamilton were compensated for the preparation of the case study. The Company sought and received Booz Allen Hamilton’s approval for the content of the case study as well as Booz Allen Hamilton’s permission to include the case study in the Registration Statement.

*****

U.S. Securities and Exchange Commission

October 5, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com or Christina Poulsen at (650) 849-3245 or cpoulsen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Gregg Coccari, Udemy, Inc.

Sarah Blanchard, Udemy, Inc.

Ken Hirschman, Udemy, Inc.

Victoria Nemiah, Udemy, Inc.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel N. Webb, Simpson Thacher & Bartlett LLP